Stomp Technique, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ -	$ -
Cost of Goods Sold	3,583	-
Gross Profit/(Loss)	(3,583)	-
Expenses:		
Advertising and promotion	-	200
Video production expense	5,300	5,506
Bank Charges	35	-
Taxes and licenses	25	-
Total operating expenses	(5,360)	(5,706)
Total expenses	(8,943)	(5,706)
Net loss	$ (8,943)	$ (5,706)